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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                                                                              July 2004

Commission File Number:                                                                                                                                              000-49946

Alamos Gold Inc.

(Translation of registrant’s name into English)

Suite 1503, 110 Yong Street

Toronto, Ontario, Canada  M5C 1T4

(Address of principal executive offices)

Suite 1400 – 400 Burrard Street

Vancouver, British Columbia, Canada  V7X 1A6

(Former Name or Former Address, if Changed Since Last Report)

1.  Initial Annual Information Form

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F...... Form 40-F..XXX

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

ALAMOS GOLD INC.

INITIAL ANNUAL INFORMATION FORM

June 22, 2004

ALAMOS GOLD INC.

INITIAL ANNUAL INFORMATION FORM

TABLE OF CONTENTS

1.

PRELIMINARY NOTES

2.

CORPORATE STRUCTURE

2.1

Name and Incorporation

2.2

Intercorporate Relationships

3.

GENERAL DEVELOPMENT OF THE BUSINESS

3.1

Three Year History

3.2

Significant Acquisitions and Significant Dispositions

3.3

Trends

4.

NARRATIVE DESCRIPTION OF THE BUSINESS

4.1

General

4.2

Issuers with Asset-Backed Securities Outstanding

4.3

Mineral Projects

4.4

Issuers with Oil & Gas Operations

5.

SELECTED FINANCIAL INFORMATION

5.1

Annual Information

5.2

Dividends

5.3

Foreign GAAP

6.

MANAGEMENT’S DISCUSSION AND ANALYSIS

7.

MARKET FOR SECURITIES

8.

DIRECTORS AND OFFICERS

8.1

Name, Address, Occupation and Security Holding

8.2

Corporate Cease Trade Orders or Bankruptcies

8.3

Penalties or Sanctions

8.4

Personal Bankruptcies

8.5

Conflicts of Interest

9.

ADDITIONAL INFORMATION

INITIAL ANNUAL INFORMATION FORM
(the “AIF”)

ALAMOS GOLD INC.
(the “Company”)

1.

PRELIMINARY NOTES

Effective Date of Information

This AIF is dated June 22, 2004 and unless otherwise stated herein, the information contained in this AIF is current as of such date, other than certain financial information which is current as of December 31, 2003, being the date of the Company's most recently completed financial year.

Incorporation of Financial Statements, Management Discussion and Analysis, and Management Information Circular

The consolidated financial statements for the Company for the year ended December 31, 2003, together with the accompanying auditors’ report thereon and Management Discussion and Analysis (“MD&A”), the interim financial statements of the Company for the period ended March 31, 2004 as well as the MD&A with respect to such interim period and the most recent Management Information Circular of the Company dated May 12, 2004 are incorporated by reference and form part of this AIF.  All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The material differences between Canadian and US GAAP and their effect on the Company’s consolidated financial information are summarized in Note 15 of the notes to the consolidated financial statements of the Company for the fiscal year ended December 31, 2003.

Copies of all materials incorporated by reference herein may be obtained from SEDAR, under the Company’s name, at www.sedar.com.

Currency and Exchange Rates

All dollar amounts in this AIF are expressed in United States dollars, unless otherwise indicated. The following table sets forth the Canadian dollar expressed in United States dollars at the end of each year and the average, high and low exchange rates during the year indicated:

Canadian Dollars into US Dollars	2003	2002	2001
Closing	$0.7713	$0.6339	$0.6278
Average	$0.7200	$0.6368	$0.6456
High	$0.7713	$0.6654	$0.6696
Low	$0.6350	$0.6179	$0.6237

The noon rate of exchange on June 22, 2004, as reported by the Bank of Canada of the conversion of Canadian dollars into United States dollars was Cdn.$1.00 equals US$1.3590.

Metric Equivalents

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert From Metric	To Imperial	Multiply by
Hectares	Acres	2.471
Metres	Feet (ft.)	3.281
Kilometres (km.)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

Forward-Looking Statements

This AIF contains forward-looking statements concerning the Company’s plans for its properties and other matters.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral resources or mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.”  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

Some of the important risks and uncertainties that could affect forward looking statements are described in this AIF under Item 4.1 - “General” as well as under Management’s Discussion and Analysis incorporated by reference into this AIF.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

Glossary

In this AIF or materials incorporated by reference, unless otherwise defined or there is something in the subject matter or context inconsistent therewith, the following capitalized terms have the meanings set forth herein or therein:

“Ag”	Silver.
“AGI”	The Company
“Au”	Gold.
“Alamos Minerals”	Alamos Minerals Ltd., a company which amalgamated with National Gold on February 21, 2003 to form the Company.
“Asset Purchase Agreement”	The asset purchase agreement dated December 21, 2000, as amended, among National Gold, Minas de Oro Nacional and Minera San Augusto pursuant to which National Gold acquired the Salamandra Property.
“basalt”	A basic extrusive (volcanic) rock dominated by plagioclase feldspar, pyroxene and or olivine.
“Bienvenidos”	Minera Bienvenidos, S.A. de C.V., a Mexican corporation which is a wholly-owned subsidiary of the Company.
“clastic”	Consisting of fragments of minerals, rocks, or organic structures that have been moved individually from their places of origin.
“Company”	Alamos Gold Inc, including, unless the context otherwise requires, the Company’s subsidiaries.
“Cu”	Copper
“dacite”	The extrusive (volcanic) equivalent of quartz diorite.
“dome”	An uplift or anticlinal structure, either circular or elliptical in outline, in which the rocks dip gently away in all directions.
“Durango”	Durango Fern Mines, S.A. de C.V., a Mexican corporation which is a wholly-owned subsidiary of the Company.
“Ejido”	Mulatos Ejido, a local community of people that own the surface rights to an area of land covering all of the known mineral deposits in the Mulatos area of the Salamandra Property
“Feasibility Study”

A comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

“2004 Feasibility Study”

“Mulatos Feasibility Study Phase One - Estrella Pit” dated June 1, 2004, prepared by M3 Engineering containing a Feasibility Study of the Estrella zone within the Mulatos Deposit on the Salamandra Property.

“GAAP”	Canadian generally accepted accounting principles.
“grade”

Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of their relative mass. With gold, this may be expressed as grams per tonne (g/t) or ounces per tonne (opt).

“HQ diameter”	2.4 inches drill hole diameter.
“Indicated Resource” or “Indicated Mineral Resource”

That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred Resource” or “Inferred Mineral Resource”

That part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“Joint Venture Agreement”

The joint venture and option agreement dated October 17, 2001, as amended and restated, among Alamos Minerals, National Gold, Bienvenidos and Minas de Oro Nacional pursuant to which Alamos Minerals acquired an option to earn up to a 50% interest in the Salamandra Property.

“Kennecott”	Kennecott Minerals Company.
“km”	Kilometres.
“La Fortuna”	Minas La Fortuna, S.A. de C.V., a Mexican corporation which is a wholly-owned subsidiary of the Company.
“leaching”	The separation, selective removal or dissolving-out of soluble constituents from a rock or ore body by the natural actions of percolating water.
“m”	Metres.
“M3” or “M3 Engineering”	M3 Engineering and Technology Corporation
“M3 May 19, 2004 Report”	A technical report prepared for the Company by M3 Engineering entitled “Technical Report – the Estrella Pit Resource & Reserves Mulatos Sonora Mexico” dated May 19, 2004.
“M3 July 14, 2004 Report”

A technical report prepared for the Company by M3 Engineering entitled “Technical Report – the Estrella Pit Development Mulatos Sonora Mexico” dated June 17, 2004 (as revised July 14, 2004) and incorporates a summary of technical information from the 2004 Feasibility Study and supersedes and replaces the M3 May 19, 2004 Report.

“MON” or “Minas de Oro Nacional”	Minas de Oro Nacional, S.A. de C.V. (formerly, O.N.C. de Mexico, S.A. de C.V.), a Mexican corporation which is a wholly-owned subsidiary of the Company.
“MSA” or “Minera San Augusto”	Minera San Augusto, S.A. de C.V., owned as to 70% by Placer Dome and 30% by Kennecott, and the original vendor of the Salamandra Property.
“Measured Resource” or “Measured Mineral Resource”

That part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Mineral Resource”

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects from economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. The term "mineral resource" covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors.  The phrase "reasonable prospects for economic extraction" implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction.  A mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions, might become economically extractable.  The term "mineral resource" used in this AIF is a Canadian mining term as defined in accordance with NI 43-101 –  Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM"), Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000 (the "CIM Standards").

“National Gold”	National Gold Corporation, a British Columbia company which amalgamated with Alamos Minerals on February 21, 2003 to form the Company.
"net smelter return royalty/Net Smelter Royalty"

A payment made by a producer of metals based on the value of the gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

“New Surface Agreement”

A surface rights agreement dated May 27, 2004 between Minas de Oro Nacional and the Ejido regarding a lease of surface rights required to perform different mining works and activities and set up infrastructure for the Company’s exploration and exploitation of certain mining concessions on the Salamandra Property. The New Surface Agreement supersedes the 1995 Surface Agreement.

“NI 43-101”

National Instrument 43-101 – Standards of Disclosure for Mineral Projects.  A rule developed by the Canadian Securities Administrators (an umbrella group of Canada’s provincial and territorial securities regulators) that governs public disclosure by mining and mineral exploration issuers.  The rule establishes certain standards for all public disclosure of scientific and technical information concerning mineral projects.

“NQ diameter”	1.75 inches drill hole diameter.
“ore”	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.
“ounces”	A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.2 grams as distinct from imperial ounces which weigh 28.4 grams.
“Placer” or “Placer Dome”	Placer Dome Inc.
“Placer Kennecott Royalty” or “Royalty”

A royalty payable to Tenedoramex commencing the date of commencement of commercial production until such time as the first 2,000,000 ounces of gold have been mined, processed and sold (or deemed sold) from the Salamandra Property:

a)   2% of the Net Smelter Returns (as defined in the RTE Agreement) in respect of all Products (as defined in the RTE Agreement) mined and sold (or deemed sold) by Minas de Oro Nacional from the Salamandra Property; and

b)   the applicable percentage based upon the Gold Price (as defined in the RTE Agreement) as published in the Wall Street Journal for the calendar quarter in which the royalty is payable of the Net Smelter Returns in respect of all Silver and Gold Products (as defined in the RTE Agreement) mined and sold (or deemed sold) by Minas de Oro Nacional from the Salamandra Property as follows:

Net Smelter Return

           Gold Price Range

Royalty 100% Basis

US$0.00/oz to US$299.99/oz

1.0%

US$300.00/oz to US$324.99/oz

1.5%

US$325.00/oz to US$349.99/oz

2.0%

US$350.00/oz to US$374.99/oz

3.0%

US$375.00/oz to US$399.99/oz

4.0%

US$400.00/oz or higher

5.0%

The term “Products” (as defined in the RTE Agreement) means ores, minerals, or other commercially valuable products, except any fraction therof comprising or deemed to comprise Gold and Silver Products, mined from the Salamandra Property.

The term “Gold and Silver Products”(as defined in the RTE Agreement”) means ores, minerals, or other commercially valuable products containing gold or silver mined from the Salamandra Property, provided that where such products contain a combination of gold and silver and other commercially viable metals or minerals, Gold and Silver Products shall be deemed to comprise on that fraction of such products as represents the proportionate commercial value of the gold and silver contained in such products, with the remaining fraction of such products deemed to be Products.

“ppm”	parts per million.
“Predecessor Companies”	Alamos Minerals and National Gold.
" probable mineral reserve"

The economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

"proven mineral reserve" or “proven reserve”

The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“QA/QC”	Quality assurance/quality control.
“Qualified Person”

Conforms to that definition under NI 43-101 for an individual: (a) to be an engineer or geoscientist with at least five years’ experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) with experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member.

“RQD”	Rock quality data.
“RTE Agreement” or “Royalty for Technical Expertise Agreement”	A royalty agreement between Minas de Oro Nacional and Minera San Augusto dated March 23, 2001 describing, among other things, the Placer Kennecott Royalty.
“Salamandra Property”

A mineral exploration property consisting of various mineral concessions held by the Company’s Mexican subsidiary, Minas de Oro Nacional, comprising approximately 19,634.46 hectares located in the State of Sonora, Mexico, which comprises the principal mineral property of the Company.

“1995 Surface Agreement”

A surface rights agreement dated November 26, 1995 between Minera San Augusto and the Ejido regarding a lease of surface rights required to perform different mining works and activities and set up infrastructure for the Company’s exploration and exploitation of certain mining concessions on the Salamandra Property.

“Tenedoramex”	Tenedoramex S.A. de C.V., a wholly-owned subsidiary of Placer Dome and a 70% owner of Minera San Augusto.
“TSX”	The Toronto Stock Exchange
“TSXV”	The TSX Venture Exchange

2.

Corporate Structure

2.1

Name and Incorporation

(1)

The name of the Company is “Alamos Gold Inc.”  The Company’s principal place of business is located at 1503 – 110 Yonge St., Toronto, Ontario, Canada M5C 1T4, telephone:  (416) 368-9932, facsimile:  (416) 368-2934. The Company has administration offices in Mexico. The registered and records office of the Company is located at Suite 3350, Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 4922, Vancouver, British Columbia, Canada V7X 1J1.

(2)

The Company was formed by the amalgamation of Alamos Minerals, a company incorporated under the laws of the Province of British Columbia, and National Gold, a company incorporated under the laws of the Province of Alberta and continued into the Province of British Columbia under the Company Act (British Columbia) on February 21, 2003 (the “Amalgamation”) with the resulting amalgamated Company continuing under the name “Alamos Gold Inc.”  The Amalgamation received shareholder approval of both Alamos Minerals and National Gold on January 24, 2003 and approval of the Supreme Court of British Columbia on February 4, 2003.  Pursuant to the Amalgamation, 39,703,264 common shares of Alamos Minerals were exchanged on a share exchange basis of two common shares of Alamos Minerals for one common share of the Company and 31,453,980 common shares of National Gold were exchanged on a share exchange basis of 2.352 common shares of National Gold for one common share of the Company.

The new British Columbia Business Corporations Act (the “New Act”) came into force on March 29, 2004 and replaced the British Columbia Company Act (the “Former Act”).  On April 16, 2004, the Board of Directors of the Company approved the transition of the Company under the New Act and the filing of the transition application containing a notice of articles (the “Notice of Articles”), which has replaced the existing memorandum of the Company.

The Board of Directors have determined that it is in the best interests of the Company to adopt new articles (the “New Articles”) to replace its existing articles (the “Old Articles”) to take advantage of certain business flexibilities available under the New Act. The Board of Directors have also determined that it is in the best interests of the Company to increase  the authorized capital of the Company from 1,000,000,000 common shares without par value to an unlimited number of common shares without par value pursuant to the New Act.  The New Articles and the Notice of Alteration of the Notice of Articles received shareholder approval at the Company’s annual general meeting of shareholders which was held on June 21, 2004.

Set out below is a discussion of the various changes contained in the New Articles and changes under the New Act.  The New Articles incorporate a number of non-substantive changes, including the use of the new terminology adopted under the New Act. For example, “members” are now “shareholders” and “register of members” is now “central securities register” under the New Act. Many of these terminology and wording changes are not discussed in detail here, as they reflect statutory requirements that the Company cannot alter or amend.

Borrowing Powers

Under the Old Articles, the Company may borrow money, issue debt and mortgage, pledge, or give security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). However, under the New Act, companies are now also permitted, without restriction, to guarantee repayment of money by any other person or the performance of any obligation of any other person. This change reflects the modernization of corporate legislation to effectively respond to increasingly complex financial transactions that companies may enter into in the course of their business. As a result, under the New Articles, the Company is also able to guarantee the repayment of money by any other person or the performance of any obligation of any other person. Management believes that it is in the best interests of the Company to allow for such a guarantee to permit the Company the maximum flexibility in possible future financial transactions, recognizing the duties directors have to ensure that the guarantee must always be in the best interest of the Company and its shareholders.

Directors Authority to Set Auditor’s Remuneration

Under the New Act, the Company is, subject to shareholder approval, permitted to include in the New Articles authorization for the directors to set the remuneration paid to the auditors of the Company. The Former Act required the shareholders to set the remuneration or the shareholders to authorize, on an annual basis, the directors to set the remuneration. Historically, shareholders of the Company have always authorized the directors to appoint the auditors and to set the auditor’s remuneration. As a result, the inclusion of the authority for directors to set the auditor’s remuneration in the New Articles merely codifies existing practice. More importantly, however, this change also codifies new corporate governance rules and regulations relating to audit committees and the appointment and remuneration of auditors.

Special Majority for Resolutions

Under the Former Act, the majority of votes required to pass a special resolution at a general meeting was three-quarters of the votes cast on a resolution. Under the New Act, the Company is authorized to determine whether a special resolution requires two-thirds or three-quarters of the votes cast on a resolution. The Old Articles did not state what the majority was required for a special resolution, as this matter was dealt with under the Former Act. The New Articles provide that a special resolution requires a majority of two-thirds of the votes cast on a resolution.

Share Issuances

Under the Former Act, the maximum discount or commission payable on the issuance of a share of the Company was 25%. Under the New Act the Company is, subject to shareholder approval, now permitted to avoid setting a numerical maximum for a discount or commission payable on the issuance of a share but rather limit any discount or commission by a test of reasonableness. The New Articles provide that the Company be permitted to pay or offer the commission or discount as permitted in the New Act. Management of the Company believes that the 25% maximum limit should not be set out in the New Articles as such a limit does not consider factual circumstances nor apply a test of reasonableness. By limiting the discount or commission amounts payable by the test of reasonableness, exercised by directors with a duty to act in the best interest of the Company, the Company is provided greater flexibility in possible future transactions. In addition, since the Company is a public company, it is subject to the rules and policies of applicable stock exchanges on which its shares are listed, which requirements are often more restrictive than Former Act provisions.

The following are changes to the provisions contained in the New Act which have an effect on provisions contained in the Old Articles:

Officers

Under the Old Articles, the Company was required to have at least a President and Secretary as officers, and there had to be separate individuals holding those positions. In addition, the President was required to be director of the Company. These were requirements under the Former Act. However, under the New Act, those requirements no longer exist, and as a result, the New Articles have removed these requirements. Management and the board of directors believe that after removing these restrictions the Company is better able to meet its corporate governance obligations as to membership of the board of directors.

Publication of Advance Notice of Meeting

Under the Old Articles, the Company was required to publish an advance notice of a general meeting of shareholders at which directors were to be elected in the manner required under the Former Act. Under the New Act, the Company is no longer required to publish an advance notice of general meetings of shareholders at which directors are to be elected. As a result, the New Articles have removed the requirement to publish advance notice of the meeting.

Share Certificates

Under the Old Articles, a shareholder is entitled to a share certificate representing the number of shares of the Company he or she holds. Under the New Act, a shareholder is now entitled to a share certificate representing the number of shares of the Company he or she holds or a written acknowledgement of the shareholder’s right to obtain such a share certificate. As a result, the New Articles have been amended to provide for this additional right. The addition of the ability to issue a written acknowledgement is very useful for public companies such as the Company, since it permits flexibility in corporate and securities transactions.

Disclosure of Interest of Directors

Under the New Act, the provisions relating to the disclosure of interests by directors have been revised and updated. As directors of the Company are bound by these provisions, the New Articles have deleted reference to the old disclosure of interest provisions and refer to the provisions contained in the New Act.

Indemnity Provision

Under the Former Act, the Company could only indemnify directors where it obtained prior court approval, except in certain limited circumstances. The Old Articles provided for the Company to indemnify directors, subject to the requirements of the Former Act. Under the New Act, the Company is now permitted to indemnify a past or present director or officer of the Company without obtaining prior court approval in respect of an “eligible proceeding”. An “eligible proceeding” includes any legal proceeding relating to the activities of the individual as a director or officer of the Company. However, under the New Act, the Company will be prohibited from paying an indemnity if:

(i)

the party did not act honestly and in good faith with a view to the best interests of the Company;

(ii)

the proceeding was not a civil proceeding and the party did not have reasonable grounds for believing that his or her conduct was lawful; and

(iii)

the proceeding is brought against the party by the Company or an associated corporation.

As a result, the New Articles allow the Company to indemnify directors, officers, employees and agents, subject to the limits imposed under the New Act. Management believes that it is in the best interests of the Company to allow the indemnification of directors, officers, employees and agents, subject to the limits and conditions of the New Act.

Holding of Annual General Meetings

Under the Former Act, annual general meetings were required to be held within 13 months of the last annual general meeting. The New Act allows for annual general meetings to be held once in each calendar year and not more than 15 months after the last annual general meeting and accordingly, the Company’s New Articles reflect this provision.

Location of Annual General Meetings

Under the Former Act, annual general meetings were required to be held in British Columbia, unless the Registrar of Companies (the “Registrar”) approved a location outside British Columbia. The New Act allows for annual general meetings to be held outside British Columbia without the need to obtain the Registrar’s approval, if the articles of a company so provide. The Company’s New Articles reflect this provision.

2.2

Intercorporate Relationships

Corporate Structure

Unless the context otherwise requires, all references herein to the Company include the Company and its subsidiaries.  As of the date of this AIF, the following diagram sets forth the Company’s inter-corporate relationships with its active and inactive subsidiaries including the jurisdiction of incorporation or organization and the Company’s respective percentage ownership of each subsidiary.

(1)

One of the 50,000 outstanding shares of Minera Bienvenidos, S.A. de C.V. is held in the name of John McCluskey, for the benefit of the Company.

(2)

One of the 50,000 outstanding shares of Minas de Oro Nacional S.A. de C.V. is held in the name of John McCluskey for the benefit of the Company.

3.

GENERAL DEVELOPMENT OF THE BUSINESS

3.1

Three Year History

The Company is involved in mineral exploration and development in Mexico.  The Company’s primary focus is on exploration and development of its Salamandra Property in the State of Sonora, Mexico.  See Item 4.3 “Mineral Projects” for further details on the Salamandra Property.  Below is a description of the principal activities of the Company and the Predecessor Companies  over the past three years.

National Gold – Operations and Activities, 2000 - 2003

National Gold signed an option agreement dated November 15, 1999 with Sedex Mining Corporation to acquire an interest in the McNeil mineral exploration property in British Columbia.  Under the terms of the agreement, National Gold was to receive a 50% interest in the property in consideration for Cdn.$30,000, the issuance of 100,000 common shares of National Gold to Sedex Mining Corporation over a three year period and the incurring of Cdn.$1,000,000 in exploration expenses on the property over four years.  An additional 10% interest in the McNeil property could have been earned on completion of a feasibility study. In November 2002, National Gold terminated this option agreement.

In September 2000, National Gold acquired an option from Craig Kennedy and Peter Klewchuk to earn a 100% interest in the Zinger property covering 22 claim units located in the Purcell Basin of southeastern British Columbia about 20 kilometres southwest of Kimberly, British Columbia.  Under the terms of the option agreement, National Gold could have earned a 100% interest in the property by expending Cdn.$750,000 on exploration work and issuing 550,000 shares of National Gold to Craig Kennedy and Peter Klewchuk over a four-year period.  In November 2002, National Gold terminated this option agreement.

In September 2000, National Gold also acquired an option to earn a 100% interest from Glen Rodgers in the Soc. Hoard 2 and 3 claims located in North-eastern British Columbia which claims were contiguous to the Zinger property.  In November 2002, National Gold terminated this option agreement.

In November 2000, National Gold acquired an option to earn a 100% interest in the Jacleg and Tac properties from Super Group Holdings Ltd., which properties consisted of 21 claims (114 Units) covering approximately 2,850 hectares in the Fort Steele Mining Division of south-eastern British Columbia.  National Gold could have earned a 100% interest in the properties by expending Cdn.$750,000 on exploration work, issuing 225,000 shares of National Gold to Super Group Holdings over a four year period and paying Cdn.$10,000.  In November 2002, National Gold terminated this option agreement.

Pursuant to the Asset Purchase Agreement, as amended March 23, 2001 and August 21, 2001, among National Gold, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and Minera San Augusto, a Mexican company controlled by Placer Dome and Kennecott, National Gold, through Minas de Oro Nacional, acquired a 100% interest in the Salamandra Property located in the State of Sonora, Mexico, which is now the principal property of the Company.  Minera San Augusto, Kennecott, Tenedoramex, Minas de Oro Nacional (then known as O.N.C. de Mexico S.A. de C.V.) and National Gold subsequently entered into an Amended and Restated Assignment and Assumption Agreement effective March 23, 2001 pursuant to which Minera San Augusto assigned all of its right, interest and title under the Asset Purchase Agreement and the RTE Agreement (as defined below) to Tenedoramex and Kennecott.

Under the Asset Purchase Agreement, as amended, consideration for the acquisition of the Salamandra Property was the payment of Cdn.$11,725,014 in acquisition costs and assigned expenses, which was originally payable by National Gold as follows:

(a)

the payment of Cdn.$250,000 in cash up front;

(b)

the assumption of non-interest bearing promissory notes (the “Promissory Notes”) aggregating Cdn.$2,750,000:

(i)

payment of Cdn.$1,000,000 due on the earlier of 60 days after the 6-month trailing average gold price equals or exceeds US$300 per ounce or December 31, 2008.  This amount became due on August 23, 2002 and was paid by the Predecessor Companies; and

(ii)

payment of Cdn.$1,750,000 due on the earlier of 60 days after the 9-month trailing average gold price equals or exceeds US$300 per ounce or December 31, 2008.  This amount became due on October 17, 2002 and was paid by the Predecessor Companies;

(c)

the assumption of two non-interest bearing debentures (the “Debentures”) for an aggregate principal of Cdn.$7,500,000 due and payable on the earlier of 90 days after the 9-month trailing average gold price equals or exceeds US$325 per ounce (the “Trigger Price”) or December 31, 2010.  The Debentures were triggered in the fall of 2002 and paid in full in January 2003;

(d)

the assumption and payment of US$420,000 in liabilities; and

(e)

payment of all applicable taxes, fees, commitments and other payments required to be paid to maintain the Salamandra Property in good standing.

The consideration for the acquisition of the Salamandra Property has been paid in full.

The Salamandra Property is subject to the Placer Kennecott Royalty.  Under the terms of the Asset Purchase Agreement and the RTE Agreement sliding scale minimum quarterly advance royalty payments (the “Royalty Reserve”) of Cdn.$25,000 were payable when the price of gold was equal to or less than US$275 per ounce, rising to Cdn.$150,000 per quarter if the price of gold exceeds US$375 per ounce.  As all of the financial obligations of Minas de Oro Nacional and National Gold pursuant to the Asset Purchase Agreement, the Promissory Notes and the Debentures have been satisfied in full, the obligation to make the Royalty Reserve payments has also ceased.

Alamos Minerals, National Gold, Bienvenidos and Minas de Oro Nacional entered into the Joint Venture Agreement, as amended and restated, pursuant to which Alamos Minerals acquired an option to earn up to a 50% interest in the Salamandra Property in consideration for:

(a)

paying the financial obligations of National Gold as they came due after the date of the Joint Venture Agreement under the Asset Purchase Agreement and all taxes or costs in connection with the Salamandra Property that came due after the date of the Joint Venture Agreement until Cdn.$875,000 has been paid in the aggregate, which amount included Cdn.$100,000 previously advanced by Alamos Minerals to National Gold;

(b)

using reasonable best efforts to obtain certain leach permits from the Mexican authorities not later than December 15, 2002;

(c)

incurring an aggregate of Cdn.$1,500,000 in connection with a  pre-production program (the “Pre production Program”) within the later of 18 months from the date (the “Registered Operator Date”) that Alamos Minerals or a wholly-owned Mexican subsidiary thereof became the registered operator in connection with the Salamandra Property and June 14, 2004;

(d)

completing the Pre-production Program with the purpose of obtaining sufficient information to demonstrate the economic feasibility of the Salamandra Property, within the later of 18 months from the Registered Operator Date and June 14, 2004;

(e)

paying to National Gold Cdn.$2,000,000 on or before the later of 48 months from the Registered Operator Date and June 14, 2004; and

(f)

assuming on a joint and several basis all further obligations in connection with the Asset Purchase Agreement and providing all security interests, charges and liens required to be provided to Tenedoramex and Kennecott.

On October 17, 2002, Alamos Minerals and National Gold entered into a letter agreement (the “October 2002 Letter Agreement”) pursuant to which Alamos Minerals agreed to provide a Cdn.$675,000 convertible loan (the “Convertible Loan”) to National Gold in order for National Gold to satisfy its obligation to contribute its proportionate share of a Cdn.$1,525,000 payment for direct acquisition costs due to Tenedoramex and Kennecott as of the date of the Letter Agreement in connection with the Joint Venture Agreement.  As consideration for the Convertible Loan, National Gold issued a convertible note to Alamos Minerals convertible into 2,327,586 National Gold Shares for a period of 12 months.  As additional consideration for the Convertible Loan, Alamos Minerals and National Gold agreed as follows:

(a)

Alamos Minerals was deemed to have completed its Cdn.$1,500,000 expenditure obligation on the Salamandra Property pursuant to the Joint Venture Agreement;

(b)

Alamos Minerals was deemed to have completed the Pre-production Program;

(c)

Alamos Minerals was entitled, at its sole discretion and control, to administer thereafter all programs referred to in the definition of “Social Costs” under the Joint Venture Agreement;

(d)

Alamos Minerals, and not National Gold, was entitled to charge the applicable 2.5% management fee in respect of such payments for “Social Costs” and would receive a credit against its required expenditures in the Joint Venture Agreement for such management fee;

(e)

National Gold was to provide Alamos Minerals with National Gold’s portion of all “Social Costs” to be paid; and

(f)

Alamos Minerals and National Gold agreed to a merger of the two companies.

On October 23, 2002, National Gold and Alamos Minerals entered into a letter agreement pursuant to which the parties agreed to merge to form the Company.  Pursuant to the terms of letter agreement, every two outstanding common shares of Alamos Minerals were to be exchanged for one common share of the Company, and every 2.352 outstanding common shares of National Gold were to be exchanged for one common share of the Company.  National Gold and Alamos Minerals subsequently entered into an Amalgamation Agreement dated December 16, 2002 that superseded the October 23, 2002 letter agreement.

On January 30, 2003, National Gold entered into a guarantee with H. Morgan & Company pursuant to which National Gold guaranteed (the “Guarantee”) the repayment of a Cdn.$5.7 million loan to Alamos Minerals, which loan proceeds were used to prepay in full the Debentures under the Asset Purchase Agreement.  National Gold also entered into a general security agreement with H. Morgan & Company dated January 30, 2003 granting a security interest in its personal property as security for the Guarantee.   As additional security, National Gold entered into a Share Pledge Agreement dated January 30, 2003 with H. Morgan & Company pursuant to which National Gold agreed to pledge its common shares of Minas de Oro Nacional to H. Morgan & Company.  Albert Matter, a former President, CEO and director National Gold, entered into a Share Pledge Agreement dated January 30, 2003 pursuant to which Mr. Matter agreed to pledge the one common share of Minas de Oro Nacional held in his name for the benefit of National Gold as further additional security. Following the Amalgamation, this one share of Minas de Oro National was assigned to Chester Millar, a former director of the Company until November 14, 2003.   Following the resignation of Mr. Millar from the board of the Company, this one share of Minas de Oro National was assigned from Chester Millar to John McCluskey, the President and CEO of the Company.  The terms of the loan from H. Morgan & Company to Alamos Minerals are described under “Alamos Minerals – Operations and Activities, 2002 – 2003” below.

On February 21, 2003, National Gold and Alamos Minerals amalgamated to form the Company.

Alamos Minerals – Operations and Activities, 2000 - 2003

During the last three years, Alamos Minerals was involved primarily in mineral exploration projects in Mexico.

In June, 1999 Alamos Minerals acquired an option to earn up to a 70% interest in the San Antonio Property in the State of Sonora, Mexico from, and in consideration for Alamos Minerals subscribing for 2,100,000 shares of, Laminco Resources Inc. (now known as Zaruma Resources Inc.), a publicly traded company listed on the Toronto Stock Exchange.  Alamos Minerals was to earn its interest in the San Antonio Property by successfully completing a production scale metallurgical test on the property and incurring US$4,000,000 on exploration and development on the property over a 4½ year period.

During the summer months of 1999, Alamos Minerals drilled 50 short holes in one of the outcropping mineralized zones with the view to checking earlier drilling results, as well as accurately determining the stripping ratio for an open pit capable of producing 30,000 tonnes.  Alamos Minerals then submitted permit applications for a bulk mining-leaching test program to the Mexican authorities at the end of 1999.

In the first quarter of 2000, Alamos Minerals established a 20,000 tonne leaching facility at the San Antonio project and by the end of the third quarter of 2000, had spent US$709,000 on the project.

Alamos Minerals experienced a problem with poor percolation in the heap and, with less than expected tonnages and grades amenable to open pit mining, Alamos Minerals subsequently decided to terminate its interest in the San Antonio project.  All deferred costs were written off as of December 31, 2000.  Alamos Minerals received an aggregate of US$69,504 in 2000 and US$146,474 in 2001 from the sale of gold obtained from the test leaching operations conducted on the San Antonio Property.

Alamos Minerals also had a 34.4% interest in certain other properties in Peru and Mexico which were written off in 2000.

Alamos Minerals then began seeking suitable exploration opportunities in Mexico, and in July, 2001, Alamos Minerals entered into a Letter of Intent with National Gold whereby the two corporations indicated their interest to merge.  In October of 2001, Alamos Minerals and National Gold, terminated their merger plans, as the Directors of Alamos Minerals considered the proposed merger terms not be beneficial to Alamos Minerals at the time.  The parties instead entered into the Joint Venture Agreement in respect of the Salamandra Property as more fully disclosed above under “Business Overview – National Gold Corporation – Operations and Activities, 2000 – 2003”.

In late 2001 and early 2002, Alamos Minerals conducted a small drilling program on the Mulatos deposit on the Salamandra Property designed to find and accurately identify a suitable quantity of near-surface ore that could be used for the an initial bulk mining leach test.  Results indicated little near-surface mineralization.

On October 17, 2002, Alamos Minerals and National Gold entered into the October 2002 Letter Agreement pursuant to which Alamos Minerals agreed to provide a Convertible Loan (Cdn.$675,000) to National Gold in order for National Gold to satisfy its obligation to contribute its proportionate share of a Cdn.$1,525,000 payment for direct acquisition costs due to Tenedoramex and Kennecott in connection with the Joint Venture Agreement.  Please refer to the section above entitled “National Gold – Operations and Activities, 2000 – 2003” for additional information regarding the October 2002 Letter Agreement.

On October 23, 2002, National Gold and Alamos Minerals entered into the letter agreement pursuant to which the parties agreed to merge to form the Company.  Pursuant to the terms of the letter agreement, every two outstanding common shares of Alamos Minerals were to be exchanged for one common share of the Company, and every 2.352 outstanding common shares of National Gold were to be exchanged for one common share of the Company.  National Gold and Alamos Minerals subsequently entered into the Amalgamation Agreement dated December 16, 2002 that superseded the October 23, 2002 letter agreement.

On January 31, 2003, Alamos Minerals borrowed Cdn.$5,701,000 from H. Morgan & Company (the “Loan”), which Loan is repayable in full on February 28, 2008.  Interest is payable on the Loan at a rate of 12% per annum, and Alamos Minerals had the right to prepay up to 50% of the Loan on 30 days’ prior written notice.  Alamos Minerals can prepay any amount of the principal of the Loan after January 30, 2005. The proceeds of the Loan were used to repay the Debentures issued pursuant to the Asset Purchase Agreement relating to the Salamandra Property. Alamos Minerals entered into a general security agreement with H. Morgan & Company dated January 30, 2003 granting a security interest in its personal property as security for the Loan.  As additional security for the Loan, Alamos Minerals entered into a Share Pledge Agreement dated January 30, 2003 with H. Morgan & Company pursuant to which Alamos Minerals agreed to pledge its common shares of Bienvenidos to H. Morgan & Company.  Chester Millar, the Chairman and President of the Company, entered into a Share Pledge Agreement dated January 30, 2003 pursuant to which Mr. Millar agreed to pledge the one common share of Bienvenidos held in his name for the benefit of Alamos Minerals as additional security for the Loan.  Following the resignation of Mr. Millar from the board of the Company, this one share of Bienvenidos was assigned from Mr. Millar to John McCluskey, the President and CEO of the Company. Following the amalgamation of the Predecessor Companies, the Loan is now an obligation of the Company, as described under subsection “The Company – Activities Since February 21, 2003.”

On February 21, 2003, National Gold and Alamos Minerals amalgamated to form the Company.

The Company – Activities Since February 21, 2003

Following the amalgamation of the Predecessor Companies, the Loan from H. Morgan & Company is now an obligation of the Company.  Interest is payable on the Loan at 12% per annum.  During the quarter ended September 30, 2003, the Company repaid 50% of the Loan and accrued interest and is entitled to prepay any amount up to the total amount of the principal of the Loan after January 30, 2005.

On July 25, 2003 the Company engaged M3 Engineering to complete an independent Feasibility Study at an approximate cost of US$500,000 to determine the feasibility of developing a mine capable of sustaining a rate of production of 100,000 ounces per year on the Salamandra Property and the Mulatos deposit thereon. The material information relating to the Salamandra Property is disclosed under Item 4.3 “Mineral Projects”.

On August 21, 2003 the Company completed a private placement of 8.5 million units of the Company at a price of Cdn.$1.45 per unit each unit consisting of one common share and one half of one share purchase warrant with each whole warrant exercisable at a price of Cdn. $1.75 to purchase one additional common share of the Company.  The Company received net proceeds of approximately Cdn.$11,460,000 from the sale of the units.

On November 18, 2003, the Company received a letter from the British Columbia Securities Commission (“BCSC”), following a continuous disclosure review of the Company’s public disclosure documents. The Company has rectified the continuous disclosure deficiencies raised by the BCSC and filed the M3 May 19, 2004 Report.

On April 13, 2004, the Company completed a private placement of 10.0 million units at Cdn.$3.00 per unit, each unit consisting of one common share and one-half share purchase warrant, each whole warrant exercisable to purchase one additional common share at Cdn.$3.50 per share for a period of two years.  The Company received net proceeds of approximately Cdn.$28,200,000 in connection with the private placement.

On May 19, 2004 M3 Engineering completed the M3 May 19, 2004 Report concerning the Estella Pit within the Mulatos Deposit of the Salamandra Property.

On May 27, 2004 the Company reached a new surface rights agreement (the “New Surface Agreement”) with the Ejido.  The New Surface Agreement is required in order for the Company to hold surface rights for the development of certain mineral concessions on the Salamadra Property and enables the Company to locate the crushing plant, waste dumps, recovery plant, and heap leach pad sites.  The New Surface Agreement enables the Company to perform different mining works and activities and set up the infrastructure required for the Company’s exploration and exploitation of the mining concessions. The New Surface Agreement, which was approved on May 27, 2004 by the Agrarian Court for the State of Sonora, supersedes the 1995 Surface Agreement. The Company is no longer bound by the 1995 Surface Agreement.

The New Surface Agreement provides, among other things, for the lease of 1,200 hectares of land for an initial term of eight years with an option to extend the term for further ten year term. If the 1,200 hectares of land are divided into parcels and the Ejido assigns their rights to individual possessors of the land, the New Surface Agreement grants the right to Minas de Oro Nacional to negotiate for the purchase of this land from or negotiate a lease with the individual possessors.

On May 27, 2004 the Company also entered into a settlement agreement (the “Settlement Agreement”) with the Ejido, to settle two outstanding appeals by the Company to a legal action by the Ejido disputing the 1995 Surface Agreement, the annual surface rights lease payments due to them in respect of the Salamandra Property and the ability of the Company to reduce the annual lease payments.  The Settlement Agreement is binding on all members of the Ejido and precludes the Ejido, its lawyers, individual Ejidatarios or their legal representatives from commencing any legal action against Minera de Oro Nacional or the Company over land issues covered thereby.

On June 1, 2004, M3 Engineering finalized the 2004 Feasibility Study and on July 14, 2004, M3 Engineering completed the  M3 July 14, 2004 Report with the main objective of providing the Company with an independent opinion regarding the potential development of the Estrella Pit portion of the Mulatos Deposit.

On June 21, 2004, the Company’s common shares were listed and posted for trading on the TSX under the stock symbol “AGI” and were delisted from trading on the TSXV.

3.2

Significant Acquisitions and Significant Dispositions

The Company was formed by the Amalgamation of Alamos Minerals and National Gold under the Company Act (British Columbia) (the “Company Act”) on February 21, 2003 with the resulting amalgamated company continuing under the name Alamos Gold Inc.  The Amalgamation received shareholder approval of both Alamos Minerals and National Gold on January 24, 2003 and approval of the Supreme Court of British Columbia on February 4, 2003.  Pursuant to the Amalgamation, 39,703,264 common shares of Alamos Minerals were exchanged on a two common shares of Alamos Minerals for one common share of the Company basis and 31,453,980 common shares of National Gold were exchanged on a 2.352 common shares of National Gold for one common share of the Company basis. A total of 33,224,923 common shares of the Company were issued under the Amalgamation.

As a result, the Company acquired all of the outstanding shares of National Gold by the issue of 13,467,795 shares of the Company valued at $8,000,000. The acquisition was accounted for by the purchase method of accounting as a purchase of National Gold by the Company. The operating results of National Gold are included in the consolidated statement of operations of the Company from February 21, 2003, the effective date of the acquisition.

The details of the assets and liabilities of National Gold acquired by the Company are set out under Note 10 of the Company’s annual audited consolidated financial statements for the fiscal year ended December 31, 2003.

Alamos Minerals and National Gold have obtained a fairness opinion, the author of which has concluded that the Amalgamation was fair, from a financial point of view, to the shareholders of Alamos Minerals and National Gold. Neither Alamos Minerals nor National Gold have obtained any valuation opinion required under Canadian securities legislation or directives of a Canadian securities regulatory authority or a requirement of a Canadian stock exchange or other Canadian market to support the value of the consideration paid by Alamos Minerals for the shares of National Gold.

3.3

Trends

The Company is in the business of the acquisition, exploration and development of  mineral properties.  As of the date of this AIF, the Company’s main focus is on its Salamandra Property in the State of Sonora, Mexico, as described under Item 4.3 “Mineral Projects”.  The Company may continue to negotiate and acquire additional mineral properties which may be located in Mexico and elsewhere.  Also, depending upon the Company’s ability to continue to obtain necessary funding to conduct exploration and development activities on its mineral properties and results from its exploration and development activities, it may consider farming-out, disposing or abandoning any of these properties.

The financing and exploration and development of any of the Company’s properties is subject to a number of factors including the price of gold, laws and regulations, political conditions, currency fluctuations and hiring qualified people and obtaining necessary services in jurisdictions where the Company operates.  The current trends relating to these factors are favourable but could change at any time and negatively affect the company’s operations and business.  Please refer to Item 4 “Narrative Description of the Business” for risk factors affecting the Company.

Other than as disclosed herein, the Company is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect on the Company’s business, financial condition or results of operations.

4.

NARRATIVE DESCRIPTION OF THE BUSINESS

4.1

General

The Company

The Company is in the business of acquiring, exploring and developing mineral resource properties principally in Mexico.  The economics of developing mineral properties are effected by many factors, including the cost of operations, variations of grade of ore discovered, fluctuations in metal prices, goods and services, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting goods and services and environmental regulations.  Depending on the price of minerals discovered and potentially mined, the Company may determine it is neither profitable nor competitive to acquire or develop properties, or commence or continue commercial production.

The Salamandra Property, the Company’s principal project, is located in Mexico and is still in the exploration stage of development.  On October 17, 2001 Alamos Minerals obtained an option to acquire a 50% interest in the Salamandra Property under the terms of the Joint Venture Agreement with National Gold.  On February 21, 2003 Alamos Minerals amalgamated with National Gold to form the Company which resulted in the Company owning a 100% interest in the Salamandra Property subject to the Placer Kennecott Royalty.  On June 1, 2004, M3 Engineering completed the 2004 Feasibility Study entitled “Mulatos Feasibility Study Phase One – Estrella Pit” with the main objective of providing the Company with an independent opinion regarding the potential development of the Estrella Pit portion of the Mulatos Deposit.  See Item 3 “General Development of the Business”.

Employees

As of December 31, 2003, the Company had two full time employees:  one full time employee in Vancouver who was the Chief Financial Officer of the Company (now replaced by Jon Morda, the new Chief Financial Officer on February 12, 2004, who is located in Toronto) and one full time employee in Toronto who was the President and Chief Executive Officer of the Company.  The Company employed additional full-time or part-time employees or consultants during the fiscal year ended December 31, 2003 to assist with the ongoing operations at the Salamandra Property in Mexico.

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on, or constitute risk factors in respect of the Company’s future financial performance:

The Company’s properties are located in Mexico and are subject to changes in political conditions and regulations in that country

In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities.  The Company’s operations and properties are subject to a variety of governmental regulations including, among others:  regulations promulgated by SEMARNAP, Mexico’s environmental protection agency; the Mexican Mining Law; and the regulations of the Comisión National del Aqua with respect to water rights.  Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.  The Company’ mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company activities or maintaining its properties.  Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.  Mexico’s status as a developing country may make it more difficult for the Company to obtain any required financing for its projects.

The business of exploration for minerals and mining involves a high degree of risk, as few properties that are explored are ultimately developed into producing mines

Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explorations, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  The Company has relied on and may continue to rely upon consultants and others for exploration and development expertise.  Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineral deposit, the Company may not be able to raise sufficient funds for development.  The economics of developing gold, copper and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The Company does not have producing mines at this time.  Properties on which mineral reserves are not found will have to be discarded causing the Company to write each respective property off thus sustaining a loss.

Mexico is a developing country and obtaining financing or finding or hiring qualified people or obtaining all necessary services for the Company’s operations in Mexico may be difficult

The Company’s principal project is the Salamandra Property in Mexico which is a developing country and it may be difficult for the Company to obtain necessary financing for its planned exploration or development activities in Mexico.  The Company also plans to hire some of its employees or consultants in Mexico to assist the Company conduct its operations in accordance with local laws in Mexico.  The Company also plans to purchase certain supplies and retain the services of various companies in Mexico to meet its future business plans.  It may be difficult to find or hire qualified people in the mining industry who are situated in Mexico or to obtain all of the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates.  If qualified people and services or expertise cannot be obtained in Mexico, the Company may need to seek and obtain those services from people located outside of Mexico which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Mexico.

If the Company is not able to comply with all Mexican laws and regulations, this could negatively impact current or planned exploration and development activities on its Salamandra Property

The Company's exploration and development activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters.  Specifically, the Company activities related to its Salamandra Property are subject to regulation by SEMARNAP, the environmental protection agency of Mexico, Comisión National del Aqua (“CAN”), which regulates water rights, and the Mexican Mining Law.  A number of other approvals, licenses and permits are required for various aspects of mine development.  The most significant permits for the development of the Salamandra Property, other than SEMARNAP approval, are permits to extract water from the Rio Mulatos and a blasting permit, issued by the Mexican Army, to purchase, store and use explosives.  Obtaining and maintaining the necessary permits are critical to the Company’s business.  The Company has obtained the blasting permit and the approval by the CAN of an agreement to acquire surface water rights.  The Company is uncertain if all necessary permits will be maintained on acceptable terms or in a timely manner.  Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities on its Salamandra Property or in any other projects that the Company becomes involved.  Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

The Company’s activities on the Salamandra Property are subject to environmental regulations

The operations of the Company are subject to environmental regulations promulgated by government agencies from time to time.  Specifically, the Company activities related to its Salamandra Property are subject to regulation by SEMARNAP, the environmental protection agency of Mexico.  Regulations require that an environmental impact statement, known in Mexico as a Manifesto Impacto Ambiental, be prepared by a third-party contractor for submittal to SEMARNAP.  Studies required to support the Manifesto Impacto Ambiental include a detailed analysis of the following areas:  soil, water, vegetation, wildlife, cultural resources and socio-economic impacts.  The Company must also provide proof of local community support for a project to gain final Manifesto Impacto Ambiental approval.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in imposition of fines and penalties.  In addition, certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The volatility of the price of gold could have a negative impact on the Company’s future operations

The commercial feasibility of the Company’s properties and its ability to raise funding to conduct its planned exploration projects is dependent on the price of gold and other precious metals.  The price of gold may also have a significant influence on the market price of the Company’s common shares and the value of the Company’s properties.  A reduction in the price of gold may prevent the Company’s properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low gold prices.

The price of gold is affected by numerous factors beyond the Company’s control, such as the level of inflation, fluctuation of the United States Dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world. Recently the price of gold has partially recovered from a 20 year low. As of December 31, 2003, the closing price for gold was US$415.45 per ounce.  The following table sets forth the average of the daily closing price for gold during the calendar periods indicated as reported by the London Metal Exchange:

	Year ended December 31
	2003	2002	2001
Gold (US$ per ounce)	$364	$310	$271

The Company is in competition with other mining companies that have greater resources and experience

The Company’s business is intensely competitive, and the Company competes with other mining companies, many of which have greater resources and experience.  Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties.  Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world- wide basis and some of these companies have much greater financial and technical resources than the Company.  Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties.  The Company’s inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Company’s results of operation and business.

The Company is subject to currency fluctuations that  may adversely affect the financial position of the Company

The Company’s functional currency is the United States dollar, which has been subject to recent fluctuations.  The Company operations are located in Mexico and many of its obligations are in pesos.  The Company maintains its principal office in Canada, maintains cash accounts in U.S. dollars and Canadian dollars and has obligations in both U.S. and Canadian dollars.  The currency exchange rate between U.S. dollars and Canadian dollars fluctuated between US$0.6197 to US$0.7342 for one Canadian dollar in 2003 and US$0.6200 (high) to US$0.6619 (low) for one Canadian dollar in 2002.  As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and results of the Company.

The Company is dependent on key personnel and the absence of any of these individuals could result in a significantly negative effect on the Company

The Company strongly depends on the business and technical expertise of its management and key personnel.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries.  The Company is dependent, in particular, on its President and Chief Executive Officer, John McCluskey and its Chief of Operations, John Van De Beuken.    Key man life insurance is not in place on Messrs. McCluskey or Van De Beuken.  If the services of the Company’s management and key personnel were lost, it could have a material adverse effect on future operations.

There has been no bankruptcy, receivership or similar proceedings against the Company, or any voluntary bankruptcy, receivership or similar proceedings by the Company or the Predecessor Companies within the three years ended December 31, 2003 and from January 1, 2004 to the date of this AIF.

4.2

Issuers with Asset-Backed Securities Outstanding

Not applicable.

4.3

Mineral Projects

The Company is an “exploration stage company”, as all of the Company’s properties are currently in the exploratory stage of development.  The Company has completed the 2004 Feasibility Study and plans to further develop the Salamandra Property subject to a number of factors including obtaining necessary financing for development.

The Company’s primary focus is on the Salamandra Property in the State of Sonora, Mexico. See “General Development of the Business”.

The Salamandra Property

Incorporated by reference into this AIF is the M3 July 14, 2004 Report entitled “Technical Report – The Estrella Pit Development Mulatos Sonora Mexico” dated June 17, 2004 (as revised on July 14, 2004) which provides additional details concerning this Section 4.3 “Mineral Projects” in relation to the Salamandra Property in addition to updates to this information which are set out below.  A copy of the M3 July 14, 2004 Report may be obtained from SEDAR, under the Company’s name, at www.sedar.com.

The following section entitled “Summary” is “Item 3 - Summary” taken from the M3 July 14, 2004 Report.

Summary

Location

The Salamandra Property, which encompasses a total of approximately 19,634 ha, is located in the Sierra Madre Occidental mountain range in the east central portion of the State of Sonora, Mexico.  The property is located approximately 220 km by air east of the city of Hermosillo, and 300-km south of the border with the United States of America.

Ownership

The Salamandra Property consists of the Mulatos deposit and eight satellite gold systems known as El Halcon, La Yaqui, Los Bajios, El Jaspe, Cerro Pelon, El Victor/San Carlos, La Dura, and El Carricito.  Mineral rights for all concessions comprising the Salamandra Property are controlled by Minas de Oro Nacional, S.A. de C.V., a Mexican company, wholly owned by Alamos Gold, Inc. a British Columbia corporation.  A net smelter return royalty (i.e., the Placer Kennecott Royalty) is also due to the Placer Dome/Kennecott consortium on the first 2,000,000 ounces of product.

Geology

The Salamandra mineral deposits are large epithermal, high-sulfidation, disseminated, gold deposits hosted within a mid-Tertiary dacite and rhyodacite dome complex.  Gold mineralization is closely associated with silicic alteration.  It also is associated with a large hydrothermal alteration zone that covers more than 10km2.  The Mulatos deposit is composed of subdeposits known as Estrella, Mina Vieja, Escondida, El Victor and San Carlos and hosts the only economic mineralization delineated to-date.

Mineralized Resources

The exploration programs completed by Alamos, Placer Dome, Kennecott and Minera Real de Angles have delineated measured and indicated resources of 62.2 million metric tonnes @ 1.51 grams per metric tonne Au and 0.6 grams per metric tonne Ag, which contain 3,020,000 oz of Gold and a small amount of silver.

These resources are contained in the Estrella, Mina Vieja and Escondida areas only of the Mulatos deposit.  Gap, El Victor and San Carlos portions are not included.  The area is similar to the Placer/ M3 studies of 1997 and 2000.  The resource model is more conservative than Placers.

Exploration Potential

In addition to the Mulatos/El Victor zones, the eight satellite systems have known gold mineralization with varying levels of exploration investigation.

1.

El Halcon:  Drill indicated resources.

2.

La Yaqui:  Drill indicated resources.

3.

Los Bajios:  Untested exploration target.

4.

El Jaspe:  Geochemical anomaly not drill tested.

5.

Cerro Pelon:  Geochemical anomaly not drill tested.

6.

El Victor/San Carlos:  Former Producer

7.

La Dura:  Untested exploration target.

8.

El Carricito:  Untested exploration target.

Metallurgy

The Mulatos deposit and surrounding deposits are amenable to cyanidation and heap leaching, as determined by lab scale testing.  Mineralized material varies from pure oxide to pure sulfide, with gold recovery typically decreasing from +90% to 55% as material grades from oxide to sulfide.  The average recovery is estimated to be between 72 and 74% for the Estrella pit.  Applying the modified recovery formulas to the block model has resulted in an estimated average recovery of 72.9%.

Estrella Pit Development

M3 has completed a Technical Report Entitled “The Estrella Pit Resource and Reserves” dated May 19, 2004 for Alamos Gold Inc. On June 1, 2004 M3 published a Feasibility Study for Alamos at a production rate of 10,000 M.T.P.D. to a heap leach pad based on 350 operating days per year.

Significant statistics of this feasibility study are:

Ore Reserve

ESTRELLA PIT ONLY – Mina Vieja and Escondida Areas NOT Included

The previously reported sum of the proven and probable open pit reserve was 37.5 Mt @ 1.61 g/t Au using an internal cutoff grade which varies by ore type from 0.34 g/t in the oxide to 0.63 g/t in the silicified ore type.

A mine production schedule has been developed with an elevated cutoff grade strategy in the early years.  This approach improves the cash flow of the project.  There is no stockpiling of the low grade currently planned.  The sum of the mine plan reserve is:

Proven Reserve:

7.3 Mt @ 1.84 g/t Au

Probable Reserve:

29.1 Mt @ 1.59 g/t Au

Total

36.4 Mt @ 1.64 g/t Au

Production Quantities

Mining Method:

Open Pit

Waste: Ore Ratio:

1.34:1

Total Material Moved

87.9 Mt

Ore Processing Method

Crushed Heap Leach, 80% minus 9.5mm (3/8”)

Processing Rate:

10,000 t/d

Gold Recovery:

72.9%

Metal Production:

Gold:

1,396,083 oz

Silver, Au Equiv.:

12,830 oz (748,388 oz Ag)

Gold Equiv.:

1,408,901 oz

Production Life:

10.5 Years

Prices (In US Dollars)

Gold Price:

$350/oz

Silver Price:

$6.00/oz

Exchange Rate:

NP$10= $1.00 U.S.

Capital Cost (In US Dollars)

Initial Capital Cost

$72,202,000

Sustaining Capital

$10,284,000

Project Economics with 50% Alamos Equity (In US Dollars)

Net Present Value (NPV) at 0%

$90,758,350

Net Present Value (NPV) at 7%

$45,530,616

Net Present Value (NPV) at 10%

$32,794,204

Internal Rate of Return

23.3%

Cash Cost $174.50/oz*

Total Cost $239.20/oz**

Operating Cost $6.54/tonne*

*   Excluding property tax, Ejido payment, reclamation and closure bond fee and costs, and depreciation.

**  Includes above items

The Project Economics assume:

*

50% Equity Contributed by Alamos

*

All Mexican labor is subcontracted

*

After Mexican Taxes

*

The Salamandra Property is subject to a Royalty for Technical Expertise Agreement dated March 23, 2001 between Minas de Oro Nacional and Minera San Augusto (the “RTE Agreement”).  Pursuant to the RTE Agreement, the Company is obliged to pay to Tenedoramex and Kennecott, as assignees, the following royalty (the “Placer Kennecott Royalty”) from the date of Commencement of Commercial Production (as defined in the RTE Agreement) until such time as the first 2,000,000 ounces of gold have been mined, processed and sold (or deemed sold) from the Salamandra Property:

(a)

2% of the Net Smelter Returns (as defined in the RTE Agreement) in respect of all Products (as defined in the RTE Agreement) mined and sold (or deemed sold) by Minas de Oro Nacional from the Salamandra Property; and

(b)

the applicable percentage based upon the Gold Price (as defined in the RTE Agreement) as published in the Wall Street Journal for the calendar quarter in which the royalty is payable of the Net Smelter Returns in respect of all Silver and Gold Products (as defined in the RTE Agreement) mined and sold (or deemed sold) by Minas de Oro Nacional from the Salamandra Property as follows:

Gold Price Range	Net Smelter Return Royalty 100% Basis
US$0.00/oz to US$299.99/oz	1.0%
US$300.00/oz to US$324.99/oz	1.5%
US$325.00/oz to US$349.99/oz	2.0%
US$350.00/oz to US$374.99/oz	3.0%
US$375.00/oz to US$399.99/oz	4.0%
US$400.00/oz or higher	5.0%

The term “Products” (as defined in the RTE Agreement) means ores, minerals, or other commercially valuable products, except any fraction thereof comprising or deemed to comprise Gold and Silver Products, mined from the Salamandra Property.

The term “Gold and Silver Products”(as defined in the RTE Agreement) means ores, minerals, or other commercially valuable products containing gold or silver mined from the Salamandra Property, provided that where such products contain a combination of gold and silver and other commercially viable metals or minerals, Gold and Silver Products shall be deemed to comprise on that fraction of such products as represents the proportionate commercial value of the gold and silver contained in such products, with the remaining fraction of such products deemed to be Products.

Environmental

Acid rock drainage (ARD) potential has been identified.  Measures to prevent ARD have been incorporated.

Mexican norms, World Bank Guidelines and “Equatorial Principles” have been followed.

Social Issues

The nearby village of Mulatos should be largely protected from noise, dust, vibration and fly rock by the Mina Vieja outcrop which will not be mined at this stage.  Money is provided for the installation of water, sewer and power to the village.

Property Description and Location

The Salamandra Property is located in the Sierra Madre Occidental mountain range in the east central portion of the State of Sonora, Mexico.  The Company controls the Salamandra claim block and several other large concessions, which are located mostly to the west of the Mulatos deposit.  A total of 19,634.46 hectares of mineral concessions are controlled by the Company. The above areas were awarded by the Mexican Department of Economy Direcion General of Mines (“SEMARNAP”). The property is approximately 220 km by air east of the city of Hermosillo, and 300-km south of the border with the United States of America.

Surface rights in the exploitation area are held privately and by the Mexican Government through the “Ejido Mulatos”. On May 27, 2004, the Company through its Mexican subsidiary Minas de Oro Nacional reached the New Surface Agreement with the Ejido.  The New Surface Agreement is required in order for the Company to hold surface rights for the development of certain mineral concessions on the Salamadra Property and will enable the Company to locate the crushing plant, waste dumps, recovery plant, and heap leach pad sites.  The New Surface Agreement will enable Minas de Oro Nacional perform different mining works and activities and set up the infrastructure required for the Company’s exploration and exploitation of the mining concessions. The New Surface Agreement, which was approved on May 27, 2004 by the Agrarian Court for the State of Sonora, supersedes the 1995 Surface Agreement.

The New Surface Agreement provides, among other things, for the lease of 1,200 hectares of land for an initial term of eight years with an option to extend the term for further ten year term. If the 1,200 hectares of land are divided into parcels and the Ejido assign their rights to individual possessors of the land, the New Surface Agreement grants the right to Minas de Oro Nacional to negotiate for the purchase of this land from or negotiate a lease with the individual possessors.

On May 27, 2004 the Company also entered into a settlement agreement (the “Settlement Agreement”) with the Ejido, to settle two outstanding appeals by the Company to a legal action by the Ejido disputing the 1995 Surface Agreement, the annual surface rights lease payments due to them in respect of the Salamandra Property and the ability of the Company to reduce the annual lease payments.  The Settlement Agreement is binding on all members of the Ejido and precludes the Ejido, its lawyers, individual Ejidatarios or their legal representatives from commencing any legal action against Minera de Oro Nacional or the Company over land issues covered thereby.

The Salamandra Property is subject to the Placer Kennecott Royalty.

Additional information concerning “Property Description and Location” is set out in “Item 6 – Property Description and Location” of the M3 July 14, 2004 Report.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Information concerning “Accessibility, Climate, Local Resources, Infrastructure and Physiography” is set out in “ Item 7 – Accessibility, Climate, Local Resources, Infrastructure and Physiography” of the M3 July 14, 2004 Report.

History

Information concerning “History” is set out in “Item 7 – History” of the M3 July 14, 2004 Report.

Geologic Setting

Details of “Geologic Setting” are set out in “Item 8 – Geological Setting” of the M3 July 14, 2004 Report.

Exploration

Information concerning “Exploration” is set out in “Item 12 –Exploration” of the M3 July 14, 2004 Report.

Mineralization

Information concerning “Mineralization” is set out in “Item 11- Mineralization” of the M3 July 14, 2004 Report.

Drilling

Information concerning “Drilling” is set out in “Item 13 –Drilling” of the M3 July 14, 2004 Report.

Sampling Method and Approach

Information concerning “Sampling Method and Approach” is set out in “Item 14 –Sampling Method and Approach” of the M3 July 14, 2004 Report.

Sample Preparation, Analysis and Security

Information concerning “Sample Preparation, Analysis and Security” is set out in “Item 15 – Sample Preparation, Analysis and Security” of the M3 July 14, 2004 Report.

Data Verification

Information concerning “Data Verification” is set out in “Item 16 –Data Verification” of the M3 July 14, 2004 Report.

Mineral Resource and Mineral Reserve Estimates

Information concerning “Mineral Resource and Mineral Reserve Estimates” is set out in “Item 18 – Mineral Resource and Mineral Reserve Estimates” of the M3 July 14, 2004 Report.

Planned Exploration on the Salamandra Property

Information concerning “Planned Exploration on the Salamandra Property” is set out in “Item 22 – Recommendations” and “Item 25 – Additional Requirements For Technical Reports on Development Properties and Production Properties” of the M3 July 14, 2004 Report.

Other Properties of the Company

The Company, through its subsidiaries Durango and La Fortuna, also owns a 100% interest in the La Fortuna property in the State of Durango, Mexico, which is comprised of three mineral concessions and covers approximately 606 hectares.  Alamos Minerals did not conduct any exploration work on this property after 1998, and during its fiscal year ended December 31, 2000, Alamos Minerals reduced the size of its property interest in the La Fortuna property to its current size of 606 hectares allowing certain mining claims to lapse.  Accordingly, Alamos Minerals wrote down the La Fortuna property to US$1 million.  The Company has no current intention to conduct further exploration work on this property.

4.4

Issuers with Oil & Gas Operations

Not applicable.

5.

SELECTED FINANCIAL INFORMATION

5.1

Annual Information

The following table sets forth selected consolidated financial information of the Company and the Predecessor Companies as of the end of each of the last three fiscal years in the period ended December 31, 2003. The selected consolidated financial information should be read in conjunction with the consolidated financial statements of the Company and the Predecessor Companies for the respective periods. The Predecessor Companies’ consolidated audited financial statements for the two years ended December 31, 2002 and 2001 are incorporated by reference in this AIF and can be obtained from SEDAR, under the Company’s name, at www.sedar.com.

Summary Financial Data	2003 $	2002 $	2001 $
Net Revenues	nil	nil	nil
Net Income/(Loss)	(1,933,873)	(440,205)	(367,300)
Basic and Diluted Income/Loss Per Share	(.05)	(.06)	(.05)
Total Assets	28,422,921	6,021,616	1,914,274
Total long term debt	2,198,612	1,769,565	nil
Cash dividends paid	nil	nil	nil

On February 21, 2003, Alamos Minerals completed an amalgamation  with National Gold with the resulting amalgamated company continuing under the name “Alamos Gold Inc.”, which the Company accounted for as an acquisition.  This transaction resulted in a consolidation of ownership of the Salamandra Property, located in Sonora, Mexico. Prior to the Amalgamation, the Company had entered into the Joint Venture Agreement with National Gold (described under Item 3.1 “Three Year History”) for the development of the Salamandra Property. In August 2003, the Company completed the placement of 8.5 million units at a price of CDN$1.45 per unit for net proceeds of CDN$8,150,019, after related issue costs. Each unit consisted of one common share in the capital of the Company and one-half of a transferable share purchase warrant.

The availability of equity funding to the Company depends, in part, upon investor interest in the gold sector. Management believes the gold price has benefited from a weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major gold producers, and an increase in positions held by speculators. The price of gold improved from $278 per ounce at December 2001, to $347 per ounce at December 2002, to $417 at December 2003 and was  $397 on April 20, 2004. At these levels, the price of gold should have a positive impact on the 2004 Feasibility Study for the Salamandra Property. However, it is not possible to forecast future gold price trends, their impact on the 2004 Feasibility Study for the Salamandra Property, or future results from operations.

On April 13, 2004, the Company completed a private placement of 10.0 million units at Cdn.$3.00 per unit, each unit consisting of one common share and one-half share purchase warrant, each whole warrant exercisable to purchase one additional common share at Cdn.$3.50 per share for a period of two years.  The Company received net proceeds of approximately Cdn.$28,200,000 in connection with the private placement.

Changes in Accounting Policy

The Company adopted in 2003 the transitional provisions of Canadian Institute of Chartered Accountants’ Handbook Section 3870 on stock-based compensation on a prospective basis. The Company accounts for the derived value of stock-based compensation to all employees and consultants.

5.2

Dividends

The Company has not paid any dividends since the date of the Amalgamation and has no present intention of paying dividends on its common shares. The Company anticipates that all available funds will be invested to finance the growth of its business.

5.3

Foreign GAAP

Not applicable.

6.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The consolidated financial statements for the Company for the year ended December 31, 2003, together with the accompanying auditors’ report thereon and Management Discussion and Analysis (“MD&A”), the interim financial statements of the Company for the period ended March 31, 2004 as well as the MD&A with respect to such interim period and the most recent Management Information Circular of the Company dated May 12, 2004 are incorporated by reference and form part of this AIF.

Note to U.S. Investors

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian securities legislation; they are not defined terms under standards in the United States.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission.  “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

7.

MARKET FOR SECURITIES

The Company’s common shares are listed for trading on the TSX. under the trading symbol "AGI".

8.

DIRECTORS AND OFFICERS

8.1

Name, Address, Occupation and Security Holding

The name and municipality of residence, positions held with the Company and principal occupation of each director and executive officer of the Company within the five preceding years as at the date of this AIF are as follows:

Name, Position and Municipality of Residence(1)	Principal Occupation and Principal Occupations During the Past 5 Years(1)	Previous Service as a Director or Officer(2)	Number of Shares(3)
JOHN A. McCLUSKEY President and Chief Executive Officer and Director Toronto, Ontario

Chief Executive Officer of the Company since 2003 to present; President and Chief Executive Officer of Grayd Resource Corporation from 1996 to 2003; Vice-President, Finance, and director of Inca Pacific Resources from 1995 to 2002.

		Since February 21, 2003	770,809(7)
RICHARD W. HUGHES(4)(6) Director Sechelt, British Columbia	President of Hastings Management Corp. from 1994 to present.	Since February 21, 2003	108,624
JAMES M. MCDONALD(4)(6) Director Calgary, Alberta	President of Makwa Exploration Ltd., a private company owned by Mr. McDonald, from 1991 to present.	Since February 21, 2003	383,496(5)
LEONARD HARRIS(4) Director Lane Tree, Colorado United States	Consultant and a director of several mining companies since 1994 to present. Previously, Vice President and General Manager, Newmont, Latin America and President and General Manager, Newmont Peru from December 1994 to May 1995; General Manager, Minera Yanacocha from July 1992 to December 1994; Vice President of R&D, Newmont Mining Corp. from May 1978 to January 1989.	Since November 27, 2003	10,000
JOHN VAN DE BEUKEN Vice President and Chief of Operations Tucson, Arizona United States

Vice President, Mongolian Projects for Ivanhoe Mines from April 2002 to February 2003; Vice President of Operations for the MIM, Rio Algom and North’s joint venture from October 1997 to July 2000; Vice President of Operations and Director of Engineering for Kennecott Corporation from December 1994 to April 1997.

		Since November 14, 2003	197,000(8)
JON MORDA Chief Financial Officer Toronto, Ontario	Chief Financial Officer of Minefinders Corporation Ltd. from April 2002 to April 2004; Chief Financial Officer of Geomaque Exploration Ltd. from November 1995 to August 2001; and Manager, Tax of Lac Minerals Ltd. from April 1987 to October 1993.	Since February 12, 2004	1,200
ALAN RICHARD HILL Director Toronto, Ontario	President of ARH Mining Consultants Inc. from September 2003 to present; Executive Vice President Development of Barrick Gold Corporation from 1998 to September 2003.	Since April 28, 2004	Nil

(1)

The information as to municipality of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers individually.

(2)

February 21, 2003 was the effective date of the amalgamation of Alamos Minerals Ltd. and National Gold Corporation.

(3)

The information as to shares beneficially owned or over which a director or executive officer exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers individually.

(4)

Denotes member of Audit Committee.

(5)

Of this amount, 159,040 common shares are held by Makwa Exploration Ltd., a corporation controlled by Mr. McDonald and 224,456 common shares are directly held by Mr. McDonald.

(6)

Denotes member of Compensation Committee.

(7)

Of this amount, 347,941 common shares are held by Daniele McCluskey, Mr. McCluskey’s wife, 164,368 common shares are held by Sail View Ventures Ltd., a corporation wholly-owned by Mr. McCluskey and his wife, and a total of 258,500 common shares are held directly by Mr. McCluskey.

(8)

Of this amount, 50,000 common shares are held by Elizabeth Van de Beuken, Mr. Van de Beuken’s wife and a total of 147,000 common shares are jointly held by Mr. and Mrs. Van de Beuken.

The Company does not currently have an Executive Committee.

The term of office of each of the present directors expires at the annual general meeting of shareholders.

As at the date of this AIF the Company’s directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over a total of 1,471,129 common shares, directly or indirectly, representing approximately 2.38% of the Company’s issued common shares.

8.2

Corporate Cease Trade Orders or Bankruptcies

Except as described below, no director or officer of the Company or a shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company  is, or has been within the past ten (10) years before the date of this AIF, a director or officer of another corporation which:

(a)

during such individual’s tenure, was the subject of a cease trade or similar order that denied that issuer access to any statutory exemptions for a period exceeding thirty (30) consecutive dates; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with any creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that corporation.

On March 25, 1999, Webb Bay Resources Ltd. (subsequently,  National Gold Corporation), while a “Junior Capital Pool Company” pursuant to the policies of the Alberta Stock Exchange (“ASE”) (now, the TSXV), was suspended from trading on the ASE for failure to complete its “Major Transaction” under the policies of the ASE. Mr. James M. McDonald was a director of Webb Bay Resources Ltd. at the time of the suspension. The Major Transaction was subsequently completed in March 2000 and on March 15, 2000, trading resumed under the new name National Gold Corporation.

Mr. Richard W. Hughes was a director of Daren Industries Ltd. (“Daren”), formerly listed on the TSXV. In May of 2002, while Mr. Hughes was serving on the board of directors of Daren, it was placed into receivership and suspended from trading. Mr. Hughes since resigned as a director of Daren. Daren was subsequently delisted from the TSXV in November of 2002.

8.3

Penalties or Sanctions

No director or officer of the Company or a shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company has:

(a)

been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b)

been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.4

Personal Bankruptcies

No director, officer or a shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company or a personal holding company of any such persons has, within the past ten (10) years before the date of this AIF, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed  to hold the assets of the director or officer.

8.5

Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties.  The directors and officers of the Company, are also directors of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. These associations to other public companies in the resource sector may give rise to conflicts of interest from time to time.  The directors and senior officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in a contract or transaction if the contract or transaction is material to the Company, the Company has entered, or proposes to enter, into the contract or transaction, and either the director or senior officer has a material interest in the contract or transaction or the director or senior officer is a director or senior officer of, or has a material interest in, a corporation which has a material interest in the contract or transaction.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

9.

ADDITIONAL INFORMATION

Upon request made by any person to the Secretary of the Company, the Company shall provide to that person the following:

(a)

when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

(i)

one copy of this AIF and if specifically requested, one copy of any document or the pertinent pages of any document, incorporated by reference in this AIF;

(ii)

one copy of the Company’s comparative financial statements for its most recently completed financial year, together with the accompanying report of the auditor, and one copy of any interim financial statements of the Company subsequent to the financial statements for the most recently completed financial year;

(iii)

one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors; and

(iv)

one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or short form prospectus;

(b)

at any other time, one copy of any documents referred to in clauses (a)(i), (ii) and (iii). The Company may require the payment of a reasonable charge for the documents set out in (i), (ii), (iii) and (iv) above, if the request is made by a person who is not a security holder of the Company.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the information circular for its annual and special general meeting of shareholders which was held on June 21, 2004; additional financial information is provided in the Company’s comparative financial statements for the Company’s most recently completed financial year and in the interim financial statements of the Company for the period ended March 31, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.

(Registrant)

July 26, 2004

By: /s/ Sharon L. Fleming

Date

Sharon L. Fleming

Corporate Secretary